FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of August 2011

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on July 28, 2011, by Panasonic Corporation (the registrant), announcing its consolidated financial results for first quarter ended June 30, 2011 (fiscal 2012).

2.	Supplemental consolidated financial data for first quarter ended June 30, 2011.

3.	News release issued on July 28, 2011, by the registrant, announcing its subsidiary, SANYO Electric Co., Ltd., reached a memorandum of understanding to transfer of businesses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: August 1, 2011

July 28, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)

Global Public Relations Office

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

ANNOUNCEMENT OF FINANCIAL RESULTS

PANASONIC REPORTS FIRST-QUARTER RESULTS

- Disaster Adversely Affects Sales and Earnings; Company Secures Positive Operating Profit -

Osaka, Japan, July 28, 2011 — Panasonic Corporation ([NYSE: PC/TSE: 6752] “Panasonic”) today reported its consolidated financial results for the first quarter, ended June 30, 2011, of the current fiscal year ending March 31, 2012 (fiscal 2012).

First-quarter Results

Consolidated group sales for the first quarter decreased by 11% to 1,929.5 billion yen due mainly to the Great East Japan Earthquake on March 11, 2011, compared with 2,161.1 billion yen for the first quarter of the year ended March 31, 2011 (fiscal 2011). Of the consolidated group total, domestic sales amounted to 967.6 billion yen, down by 8% from 1,054.4 billion yen a year ago. Overseas sales decreased by 13% to 961.9 billion yen from 1,106.7 billion yen a year ago.

During the first quarter under review, the Japanese economy was in a severe condition due to the Great East Japan Earthquake, though it was on the way to recovery with the automobile sales increase and the growing demand for energy-efficient consumer products. In the meantime, the global economy showed signs of slowdown caused by the concern for the U.S. economic recession and inflation, although demand in emerging markets including China expanded.

In such a business environment, Panasonic has been working towards two themes, Paradigm Shift to Growth and Laying Foundations to be a Green Innovation Company, in the second year of its three-year midterm management plan called “Green Transformation 2012 (GT12)” as the first step towards the 100th anniversary vision of becoming the “No.1 Green Innovation Company in the Electronics Industry.”

Operating profit1 decreased to 5.6 billion yen from 83.8 billion yen a year ago. Although the company pursued a thorough streamlining material cost and fixed cost reduction, this result was due mainly to sales decline affected by the disaster, ever-intensified price competition and rising raw material costs. In the meantime, pre-tax loss was 17.4 billion yen compared with a profit of 84.3 billion yen a year ago, due mainly to the expenses associated with the implementation of early retirement programs and the loss related to the disaster incurred in other incomes (deductions). Net loss attributable to Panasonic Corporation amounted to 30.4 billion yen, decreased from a profit of 43.7 billion yen a year ago.

Breakdown by Business Segment

The company’s first quarter consolidated sales by business segment and segment profit (loss), with previous year comparisons, are summarized as follows:

Digital AVC Networks

Sales decreased by 21% to 660.6 billion yen from 831.7 billion yen a year ago. Despite favorable sales of Blu-ray Disc recorders, this result was due mainly to sales decline in flat-panel TVs, automotive electronics and mobile phones. Segment loss amounted to 16.0 billion yen, compared with segment profit of 27.9 billion yen a year ago due mainly to sales decrease and the appreciation of the yen.

Home Appliances

Sales increased by 6% to 342.9 billion yen, compared with 322.8 billion yen a year ago due mainly to favorable sales in air conditioners as well as stable sales in washing machines and microwave ovens. Segment profit increased by 4% to 33.6 billion yen, compared with 32.3 billion yen a year ago due mainly to sales increase and streamlining efforts.

[1]	For information about operating profit, see Note 2 of the Notes to consolidated financial statements on page 10.

PEW and PanaHome

Sales increased by 7% to 417.3 billion yen from 391.2 billion yen a year ago. Regarding Panasonic Electric Works Co., Ltd. (PEW) and its subsidiaries, sales growth in electrical construction and building materials of housing/building-related business and home appliances business contributed to the overall sales increase, although sales declined in devices such as electronic materials and automation controls mainly for automobile-related products. For PanaHome Corporation and its subsidiaries, favorable sales of housing construction mainly for detached housing led to its overall sales increase, thanks to the Japanese stable housing market conditions. Segment profit was 10.6 billion yen, increased from 8.3 billion yen a year ago due mainly to favorable sales and fixed cost reduction.

Components and Devices

Sales decreased by 13% to 205.5 billion yen, compared with 236.3 billion yen a year ago. This result was due mainly to declines in sales of general components, semiconductors and batteries. Segment loss was 7.5 billion yen, compared with segment profit of 11.8 billion yen a year ago due mainly to subdued demand.

SANYO

Sales decreased by 22% to 324.0 billion yen, compared with 413.0 billion yen a year ago. Although sales of cold-chain equipments, commercial air conditioners and solar photovoltaic systems were stable, sales of devices, digital cameras and in-car-related equipments were sluggish. Sales decline owing to the semiconductor business transfer in fiscal 2011 also led to the overall sales decrease. This resulted in segment loss of 14.0 billion yen, compared with segment profit of 5.0 billion yen a year ago after incurring the expenses such as amortization of intangible assets recorded at the acquisition.

Other

Sales totaled 284.0 billion yen, up 3% from 275.4 billion yen a year ago, due mainly to favorable sales in factory automation equipment. Segment profit amounted to 11.9 billion yen, compared with 12.8 billion yen a year ago.

Consolidated Financial Condition

Net cash used in operating activities for the first quarter amounted to 43.3 billion yen. This was attributable primarily to net loss and an increase in inventories. Net cash used in investing activities amounted to 47.7 billion yen. This was due primarily to capital expenditures offsetting proceeds from disposals of property, plant and equipment. Net cash used in financing activities was 35.9 billion yen, due mainly to repayments of long-term debt and payments of cash dividends. Taking into consideration the effect of exchange rate fluctuations, cash and cash equivalents totaled 837.0 billion yen as of June 30, 2011, down 137.8 billion yen, compared with the end of the last fiscal year.

The company’s consolidated total assets as of June 30, 2011 decreased by 157.9 billion yen to 7,665.0 billion yen from March 31, 2011. This was due mainly to the appreciation of the yen and a decrease in cash and cash equivalents. Panasonic Corporation shareholders’ equity increased by 207.2 billion yen, compared with March 31, 2011, to 2,766.2 billion yen, and noncontrolling interests decreased by 287.3 billion yen to 100.0 billion yen as of June 30, 2011. This result was due primarily to an increase of 271.2 billion yen in Panasonic Corporation shareholders’ equity and a decrease of the same amount in noncontrolling interests, owing to the share exchanges for the acquisition of all shares of PEW and SANYO on April 1, 2011.

Outlook for Fiscal 2012

The business performance outlook for fiscal 2012 remains unchanged from the previous forecast announced on June 20, 2011.

Panasonic Corporation is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on the Panasonic Group in terms of, among others, component procurement, manufacturing, distribution, economic conditions in Japan including consumer spending and sales activities overseas. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Panasonic Corporation

Consolidated Statement of Operations *

(Three months ended June 30)

	Yen (millions)		Percentage 2011/2010
	2011	2010
Net sales	¥1,929,548	¥2,161,126	89%
Cost of sales	(1,455,507)	(1,570,787)
Selling, general and administrative expenses	(468,465)	(506,501)
Interest income	3,426	2,769
Dividends received	2,815	3,058
Interest expense	(7,345)	(7,381)
Expenses associated with the implementation of early retirement programs *	(3,571)	(927)
Other income (deductions), net *	(18,334)	2,973

Income (loss) before income taxes	(17,433)	84,330	—

Provision for income taxes	(17,453)	(38,337)
Equity in earnings of associated companies	2,262	1,745

Net income (loss)	(32,624)	47,738	—
Less net income (loss) attributable to noncontrolling interests	(2,273)	4,060

Net income (loss) attributable to Panasonic Corporation	¥(30,351)	¥43,678	—

Net income (loss) attributable to Panasonic Corporation, basic
per common share	(13.13) yen	21.10 yen
per ADS	(13.13) yen	21.10 yen
Net income (loss) attributable to Panasonic Corporation, diluted
per common share *	—	—
per ADS *	—	—

(Parentheses indicate expenses, deductions or losses.)

*	See Notes to consolidated financial statements on pages 10-11.

Supplementary Information

(Three months ended June 30)

	Yen (millions)
	2011	2010
Depreciation (tangible assets)	¥65,533	¥68,775
Capital investment **	¥55,274	¥98,650
R&D expenditures	¥132,181	¥133,688

Number of employees (June 30)	365,899	384,816

**	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Balance Sheet **

June 30, 2011

With comparative figures for March 31, 2011

	Yen (millions)
	June 30, 2011	March 31, 2011
Assets
Current assets:
Cash and cash equivalents	¥837,041	¥974,826
Time deposits	58,065	69,897
Trade receivables:
Notes	83,108	78,979
Accounts	993,562	1,001,982
Allowance for doubtful receivables	(21,757)	(21,860)
Inventories	976,729	896,424
Other current assets	502,469	489,601

Total current assets	3,429,217	3,489,849

Investments and advances	553,757	569,651
Property, plant and equipment, net of accumulated depreciation	1,839,327	1,883,309
Other assets	1,842,703	1,880,061

Total assets	¥7,665,004	¥7,822,870

Liabilities and Equity
Current liabilities:
Short-term debt, including current portion of long-term debt	¥428,798	¥432,982
Trade payables:
Notes	68,947	60,128
Accounts	889,201	941,124
Other current liabilities	1,411,868	1,412,816

Total current liabilities	2,798,814	2,847,050

Noncurrent liabilities:
Long-term debt	1,151,809	1,162,287
Other long-term liabilities	848,161	867,198

Total noncurrent liabilities	1,999,970	2,029,485

Total liabilities	4,798,784	4,876,535

Panasonic Corporation shareholders’ equity:
Common stock	258,740	258,740
Capital surplus	1,115,739	1,100,181
Legal reserve	95,049	94,198
Retained earnings	2,194,058	2,401,909
Accumulated other comprehensive income (loss) *	(650,702)	(625,300)
Treasury stock, at cost	(246,704)	(670,736)

Total Panasonic Corporation shareholders’ equity	2,766,180	2,558,992

Noncontrolling interests	100,040	387,343

Total equity	2,866,220	2,946,335

Total liabilities and equity	¥7,665,004	¥7,822,870

* Accumulated other comprehensive income (loss) breakdown:
	Yen (millions)
	June 30, 2011	March 31, 2011
Cumulative translation adjustments	¥(488,205)	¥(453,158)
Unrealized holding gains of available-for-sale securities	14,798	16,835
Unrealized gains of derivative instruments	3,749	2,277
Pension liability adjustments	(181,044)	(191,254)

**	See Notes to consolidated financial statements on pages 10-11.

Panasonic Corporation

Consolidated Information by Business Segment *

(Three months ended June 30)

By Business Segment:

	Yen (billions)		Percentage 2011/2010
	2011	2010
[Sales]
Digital AVC Networks	¥660.6	¥831.7	79%
Home Appliances	342.9	322.8	106%
PEW and PanaHome	417.3	391.2	107%
Components and Devices	205.5	236.3	87%
SANYO	324.0	413.0	78%
Other	284.0	275.4	103%

Subtotal	2,234.3	2,470.4	90%
Eliminations	(304.8)	(309.3)	—

Consolidated total	¥1,929.5	¥2,161.1	89%

[Segment Profit (Loss)]*
Digital AVC Networks	¥(16.0)	¥27.9	—
Home Appliances	33.6	32.3	104%
PEW and PanaHome	10.6	8.3	127%
Components and Devices	(7.5)	11.8	—
SANYO	(14.0)	5.0	—
Other	11.9	12.8	94%

Subtotal	18.6	98.1	19%
Corporate and eliminations	(13.0)	(14.3)	—

Consolidated total	¥5.6	¥83.8	7%

*	See Notes to consolidated financial statements on pages 10-11.

Panasonic Corporation

Consolidated Statement of Cash Flows *

(Three months ended June 30)

	Yen (millions)
	2011	2010
Cash flows from operating activities:
Net income (loss)	¥(32,624)	¥47,738
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	85,981	89,249
Net gain on sale of investments	976	(3,733)
Cash effects of changes in, excluding acquisition:
Trade receivables	(2,866)	6,143
Inventories	(87,652)	(90,092)
Trade payables	(2,762)	19,805
Retirement and severance benefits	(5,802)	(9,602)
Other	1,491	85,376

Net cash provided by (used in) operating activities	(43,258)	144,884

Cash flows from investing activities:
Proceeds from disposition of investments and advances	12,241	54,464
Increase in investments and advances	(2,181)	(453)
Capital expenditures	(88,880)	(94,135)
Proceeds from disposals of property, plant and equipment	25,397	63,914
(Increase) decrease in time deposits	10,297	1,883
Other	(4,575)	(6,286)

Net cash provided by (used in) investing activities	(47,701)	19,387

Cash flows from financing activities:
Increase (decrease) in short-term debt	2,736	42,668
Increase (decrease) in long-term debt	(17,481)	(35,617)
Dividends paid to Panasonic Corporation shareholders	(10,351)	(10,353)
Dividends paid to noncontrolling interests	(5,796)	(5,031)
(Increase) decrease in treasury stock	(13)	(366)
Other	(4,980)	(60,800)

Net cash used in financing activities	(35,885)	(69,499)

Effect of exchange rate changes on cash and cash equivalents	(10,941)	(35,447)

Net increase (decrease) in cash and cash equivalents	(137,785)	59,325
Cash and cash equivalents at beginning of period	974,826	1,109,912

Cash and cash equivalents at end of period	¥837,041	¥1,169,237

*	See Notes to consolidated financial statements on pages 10-11.

Notes to consolidated financial statements:

1. The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operations and Note 3 for the U.S. GAAP reconciliation.

3. Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of operations.

4. In other income (deductions), the company incurred 3.6 billion yen as expenses associated with the implementation of early retirement programs of certain domestic and overseas companies.

5. Comprehensive income (loss) attributable to Panasonic Corporation was reported as a loss of 54,915 million yen for the first quarter of fiscal 2012, and a loss of 48,730 million yen for the first quarter of fiscal 2011. Comprehensive income (loss) attributable to Panasonic Corporation includes “net income (loss) attributable to Panasonic Corporation” and increases (decreases) in accumulated other comprehensive income (loss) attributable to Panasonic Corporation.

6. Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the company did not have potential common shares that were outstanding for the period.

7. Regarding consolidated segment profit (loss), expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

8. On April 1, 2011, Panasonic conducted share exchanges in order to make Panasonic a wholly-owning parent company, and its subsidiaries Panasonic Electric Works Co., Ltd. (PEW) and SANYO Electric Co., Ltd. (SANYO) its wholly-owned subsidiaries. Therefore, both of PEW and SANYO became wholly-owned subsidiaries of the company. The difference between the fair value of the shares of Panasonic delivered to the noncontrolling interest and the carrying amount of the noncontrolling interests was recognized as an adjustment to capital surplus. As a result of this share exchange, Panasonic Corporation shareholders’ equity increased by 271,205 million yen while noncontrolling interests decreased by the same amount.

9. The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure.

Principal internal divisional companies or units and subsidiaries operating in respective segments as of June 30, 2011 are as follows:

Digital AVC Networks

AVC Networks Company, Systems & Communications Company*,

Automotive Systems Company, Panasonic Healthcare Co., Ltd.

Home Appliances

Home Appliances Company, Lighting Company, Panasonic Ecology Systems Co., Ltd.

PEW and PanaHome

Panasonic Electric Works Co., Ltd., PanaHome Corporation

Components and Devices

Semiconductor Company, Panasonic Electronic Devices Co., Ltd., Energy Company

SANYO

SANYO Electric Co., Ltd.

Other

Panasonic Factory Solutions Co., Ltd., Panasonic Welding Systems Co., Ltd.

*	The operations of System Networks Company and Panasonic Mobile Communications Co., Ltd. in Digital AVC Networks were integrated in April 2011. As a result, Systems & Communications Company was established.

10. Number of consolidated companies: 623 (including parent company)

11. Number of associated companies under the equity method: 117

# # #

July 28, 2011

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2012

First Quarter, ended June 30, 2011

1. Sales Breakdown

yen (billions)

	Total	12/11	Local currency basis 12/11	Domestic	12/11	Overseas	12/11	Local currency basis 12/11
Video and Audio Equipment	309.2	78%	80%	125.6	91%	183.6	71%	74%
Information and Communications Equipment	291.4	79%	82%	126.8	66%	164.6	93%	100%

Digital AVC Networks	600.6	78%	81%	252.4	76%	348.2	80%	84%
Home Appliances	329.7	105%	108%	175.3	104%	154.4	106%	113%
PEW and PanaHome	368.0	106%	107%	290.1	107%	77.9	102%	108%
Components and Devices	169.0	87%	91%	56.8	88%	112.2	87%	93%
SANYO	315.3	77%	82%	119.3	78%	196.0	77%	84%
Other	146.9	111%	113%	73.7	109%	73.2	113%	117%

Total	1,929.5	89%	92%	967.6	92%	961.9	87%	93%

(Domestic vs. overseas)	(100%)			(50%)		(50%)

Overseas Sales by Region

yen (billions)

		12/11	Local currency basis 12/11
North and South America	240.1	84%	93%
Europe	197.2	88%	89%
Asia	253.8	87%	92%
China	270.8	89%	95%

Total	961.9	87%	93%

2. Sales By Products

yen (billions)

Product Category	Products	Sales	12/11
Digital AVC Networks	TVs	179.9	72%
	Plasma TVs	80.3	61%
	LCD TVs	82.2	80%
	Digital cameras	44.4	87%
	BD / DVD recorders	38.6	116%
	BD recorders / players	34.2	124%
Home Appliances	Air conditioners	98.3	121%
	Washing machines	31.0	106%
	Refrigerators	32.9	100%
Components and Devices	General components	74.5	88%
	Semiconductors *	65.0	77%

*	Information for semiconductors is on a production basis.

3. Primary Domain Companies’ Information

(Business domain company basis)

<Sales, Domain Company Profit and Capital Investment * >

yen (billions)

	Sales		Domain Company Profit			Capital Investment
		12/11		% of sales	12/11		12-11
AVC Networks Company	350.7	84%	-29.8	-8.5%	—	7.9	-32.2
Panasonic Electronic Devices Co., Ltd.	78.8	82%	-2.7	-3.5%	—	6.6	+1.1
Factory Automation Business	49.2	111%	6.7	13.7%	104%	0.5	+0.3

*	These figures are calculated on an accrual basis.

4. Capital Investment by Business Segment *

yen (billions)

	Capital Investment
		12-11
Digital AVC Networks	13.3	-32.6
Home Appliances	7.5	+2.0
PEW and PanaHome	11.0	+1.2
Components and Devices **	11.7	- 8.7
SANYO	9.0	- 6.9
Other	2.8	+1.6

Total	55.3	-43.4

<** semiconductors>	< 2.6 >	< -2.4 >

*	These figures are calculated on an accrual basis.

5. Foreign Currency Exchange Rates

<Fiscal 2012 First Quarter>

	Export Rates	Rates Used for Consolidation	Foreign Currency Transaction * (billions)
U.S. Dollars	¥82	¥82	US$	0.9
Euro	¥114	¥117		€0.4

<Fiscal 2012 First Quarter>

	Export Rates	Rates Used for Consolidation	Foreign Currency Transaction * (billions)
U.S. Dollars	¥91	¥92	US$	0.4
Euro	¥124	¥117		€0.3

*	These figures are based on the net foreign exchange exposure of the company.

Transaction amount of SANYO is included from Fiscal 2012.

6. Number of Employees

(persons)

	End of June 2010	End of March 2011	End of June 2011
Domestic	153,493	145,512	145,546
Overseas	231,323	221,425	220,353

Total	384,816	366,937	365,899

7. Fiscal 2012 Annual Forecasts

Sales Breakdown

yen (billions)

Fiscal 2012 Forecasts	Total	12/11	Local currency basis 12/11	Domestic	12/11	Overseas	12/11	Local currency basis 12/11
Video and Audio Equipment	1,530.0	97%	98%	450.0	76%	1,080.0	111%	112%
Information and Communications Equipment	1,560.0	106%	106%	800.0	102%	760.0	110%	111%

Digital AVC Networks	3,090.0	101%	102%	1,250.0	91%	1,840.0	110%	112%
Home Appliances	1,280.0	105%	105%	690.0	101%	590.0	108%	109%
PEW and PanaHome	1,620.0	104%	105%	1,305.0	104%	315.0	106%	108%
Components and Devices	770.0	103%	104%	270.0	104%	500.0	103%	104%
SANYO	1,300.0	85%	87%	490.0	81%	810.0	88%	91%
Other	640.0	107%	108%	345.0	102%	295.0	114%	115%

Total	8,700.0	100%	101%	4,350.0	96%	4,350.0	104%	106%

(Domestic vs. overseas)	(100%)			(50%)		(50%)

Overseas Sales by Region

yen (billions)

	Fiscal 2012 Forecasts
		12/11	Local currency basis 12/11
North and South America	1,120.0	105%	107%
Europe	880.0	103%	105%
Asia	1,100.0	103%	105%
China	1,250.0	106%	107%

Total	4,350.0	104%	106%

Segment Information

yen (billions)

Fiscal 2012 Forecasts	Sales	12/11	Segment Profit	% of sales	12/11
Digital AVC Networks	3,340.0	101%	121.0	3.6%	105%
Home Appliances	1,320.0	103%	104.0	7.9%	113%
PEW and PanaHome	1,810.0	104%	76.0	4.2%	104%
Components and Devices	945.0	102%	35.0	3.7%	106%
SANYO	1,335.0	85%	-63.0	-4.7%	—
Other	1,210.0	101%	55.0	4.5%	104%

Total	9,960.0	100%	328.0	3.3%	92%
Corporate and eliminations	-1,260.0	—	-58.0	—	—

Consolidated total	8,700.0	100%	270.0	3.1%	88%

(Note)	The annual forecast for semiconductors on a production basis for fiscal 2012 is 312.6 billion yen, almost the same as fiscal 2011.

Primary Domain Companies’ Information

(Business domain company basis)

<Sales, Domain Company Profit and Capital Investment * >

Fiscal 2012 Forecasts	yen (billions)

	Sales		Domain Company Profit			Capital Investment
		12/11		% of sales	12/11		12-11
AVC Networks Company	1,728.1	102%	0.0	0.0%	—	71.0	-52.0
Panasonic Electronic Devices Co., Ltd.	374.0	102%	16.2	4.3%	131%	36.7	+5.5
Factory Automation Business	192.3	110%	28.8	15.0%	120%	5.1	+3.1

*	These figures are calculated on an accrual basis.

Capital Investment*

yen (billions)

	Fiscal 2012 Forecasts
		12-11
Digital AVC Networks	89.0	-64.7
Home Appliances	33.0	-1.7
PEW and PanaHome	46.0	+2.5
Components and Devices **	72.0	-2.7
SANYO	62.0	-25.2
Other	18.0	+8.0

Total	320.0	-83.8

<** semiconductors >	< 19.9 >	< -1.5 >

*	These figures are calculated on an accrual basis.

Depreciation (tangible assets)		R&D Expenditures

	yen (billions)		yen (billions)

Fiscal 2012 Forecasts		Fiscal 2012 Forecasts
	12-11		12-11
303.0	+18.8	540.0	+12.2

Foreign Currency Transaction*

Fiscal 2012 Forecasts
U.S. Dollars	US	$ 3.8 billion
Euro		€1.7 billion

*	These figures are based on the net foreign exchange exposure of the company.

Transaction of SANYO is included from Fiscal 2012.

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

<Attachment 1> Reference

Segment information for fiscal 2012

Sales	Yen (billions)

1st Quarter (Apr. to Jun.)
Digital AVC Networks	660.6
Home Appliances	342.9
PEW and PanaHome	417.3
Components and Devices	205.5
SANYO	324.0
Other	284.0

Subtotal	2,234.3
Eliminations	-304.8

Total	1,929.5

Segment profit	Yen (billions)

1st Quarter (Apr. to Jun.)
Digital AVC Networks	-16.0
Home Appliances	33.6
PEW and PanaHome	10.6
Components and Devices	-7.5
SANYO	-14.0
Other	11.9

Subtotal	18.6
Corporate and eliminations	-13.0

Total	5.6

<Attachment 2> Reference

Segment information for fiscal 2011

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	831.7	826.1	927.6	718.6	3,304.0
Home Appliances	322.8	313.9	337.5	301.7	1,275.9
PEW and PanaHome	391.2	442.8	446.5	454.5	1,735.0
Components and Devices	236.3	244.6	232.9	212.5	926.3
SANYO	413.0	416.7	393.3	338.9	1,561.9
Other	275.4	285.0	262.5	374.8	1,197.7

Subtotal	2,470.4	2,529.1	2,600.3	2,401.0	10,000.8
Eliminations	-309.3	-322.3	-314.8	-361.7	-1,308.1

Total	2,161.1	2,206.8	2,285.5	2,039.3	8,692.7

Segment profit	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	27.9	33.4	39.9	13.7	114.9
Home Appliances	32.3	16.8	32.8	10.4	92.3
PEW and PanaHome	8.3	22.5	23.2	19.0	73.0
Components and Devices	11.8	13.7	3.6	3.9	33.0
SANYO	5.0	1.1	-5.7	-8.4	-8.0
Other	12.8	10.2	12.2	17.7	52.9

Subtotal	98.1	97.7	106.0	56.3	358.1
Corporate and eliminations	-14.3	-12.5	-10.7	-15.3	-52.8

Total	83.8	85.2	95.3	41.0	305.3

<Attachment 3> Reference

Segment information for fiscal 2010

Sales				Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	773.3	830.8	974.1	831.3	3,409.5
Home Appliances	306.6	288.3	305.6	303.7	1,204.2
PEW and PanaHome	357.7	416.0	410.7	447.7	1,632.1
Components and Devices	213.3	243.5	246.9	227.8	931.5
SANYO	—	—	—	404.8	404.8
Other	204.7	241.4	231.6	334.5	1,012.2

Subtotal	1,855.6	2,020.0	2,168.9	2,549.8	8,594.3
Eliminations	-260.1	-282.2	-282.3	-351.7	-1,176.3

Total	1,595.5	1,737.8	1,886.6	2,198.1	7,418.0

Segment profit				Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	-13.6	26.3	40.2	34.4	87.3
Home Appliances	18.6	8.1	31.3	8.1	66.1
PEW and PanaHome	-7.8	12.0	17.4	13.1	34.7
Components and Devices	-9.7	13.4	19.2	13.6	36.5
SANYO	—	—	—	-0.7	-0.7
Other	-0.9	3.0	6.2	11.4	19.7

Subtotal	-13.4	62.8	114.3	79.9	243.6
Corporate and eliminations	-6.8	-13.7	-13.3	-19.3	-53.1

Total	-20.2	49.1	101.0	60.6	190.5

Notes:	1.	The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.
2.

SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009.

The operating results of SANYO and its subsidiaries are not included in the company’s consolidated financial statements for the period before December 2009.

<Attachment 4> Reference

Primary domain companies’ information for fiscal 2012

Sales	Yen (billions)

1st Quarter (Apr. to Jun.)
AVC Networks Company	350.7
Panasonic Electronic Devices Co., Ltd.	78.8
Factory Automation Business	49.2

Domain company profit	Yen (billions)

1st Quarter (Apr. to Jun.)
AVC Networks Company	-29.8
Panasonic Electronic Devices Co., Ltd.	-2.7
Factory Automation Business	6.7

Note:	In April 2011, the operations of Panasonic Mobile Communications Co., Ltd. and the System Networks Company were integrated and the Systems & Communications Company was established. Accordingly, in this information, Panasonic Mobile Communications Co., Ltd. has been withdrawn from fiscal 2012.

Primary domain companies’ information for fiscal 2011

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	419.8	424.6	515.2	341.0	1,700.6
Panasonic Mobile Communications Co., Ltd.	66.1	73.6	56.2	47.5	243.4
Panasonic Electronic Devices Co., Ltd.	95.8	98.1	89.5	82.4	365.8
Factory Automation Business	44.5	52.1	38.3	39.3	174.2

Domain company profit	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	-18.9	1.0	0.2	-10.4	-28.1
Panasonic Mobile Communications Co., Ltd.	2.7	3.6	0.8	-1.6	5.5
Panasonic Electronic Devices Co., Ltd.	3.2	5.1	3.0	1.1	12.4
Factory Automation Business	6.5	8.9	4.1	4.5	24.0

Primary domain companies’ information for fiscal 2010

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	366.8	435.5	526.2	374.2	1,702.7
Panasonic Mobile Communications Co., Ltd.	102.0	63.9	63.7	77.8	307.4
Panasonic Electronic Devices Co., Ltd.	84.3	95.6	97.3	88.8	366.0
Factory Automation Business	15.9	24.3	26.5	33.9	100.6

Domain company profit	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	-34.6	1.7	0.1	-1.3	-34.1
Panasonic Mobile Communications Co., Ltd.	7.8	1.9	0.4	0.8	10.9
Panasonic Electronic Devices Co., Ltd.	-3.8	2.9	4.6	0.9	4.6
Factory Automation Business	-7.6	-1.9	0.1	2.7	-6.7

July 28, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)

Global Public Relations Office

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Panasonic Announces its Subsidiary, SANYO Electric Co., Ltd., Reached

MOU to Transfer of Businesses

Osaka, Japan, July 28, 2011 — Panasonic Corporation ([NYSE: PC/TSE: 6752] “Panasonic”) today announced that SANYO Electric Co., Ltd., a subsidiary of Panasonic, has reached an MOU (memorandum of understanding) to transfer its consumer and commercial use washing machine businesses, consumer use refrigerator business and its white goods sales divisions of four countries in Southeast Asia to Haier Group.

Regarding the effect on Panasonic’s consolidated financial forecasts for fiscal 2012, the Company is currently under consideration. We intend to announce promptly if significant effects are estimated.

For further detail, please see the attached.

News Release
SANYO Electric Co., Ltd. Global Communications Department Tel:+81-3-6364-3611 / Fax:+81-3-3837-6271 URL:http://panasonic.net/sanyo/ E-mail: i_press@sanyo.com

SANYO Signs MOU to Transfer Washing Machine and Consumer Use

Refrigerator Businesses and Other White Goods Sales Businesses of Four

Countries in Southeast Asia to Haier Group

Tokyo, July 28, 2011 — SANYO Electric Co., Ltd. (SANYO) today announced that it has signed a Memorandum of Understanding (MOU) to transfer its consumer and commercial use washing machine businesses, consumer use refrigerator business and its white goods sales businesses of four countries in Southeast Asia to Haier Group.

Since becoming a member of the Panasonic Group, SANYO’s consumer and commercial use washing machine businesses and consumer use refrigerator businesses now overlap with the white goods businesses in the global strategy of the Panasonic Group, and as such, it has become necessary to carry out structural reorganization within the group. After taking into consideration a wide range of factors, in order to secure the employment and the continuation of the businesses, SANYO has come to the decision to transfer these businesses to Haier Group. The details of the MOU are outlined below:

1.	All shares of SANYO Aqua Corporation (a Japan-based manufacturing and sales company of both consumer and commercial use washing machines) and all shares of Konan Denki Co., Ltd. (a Japan-based manufacturer of consumer use washing machines) held by SANYO will be transferred to Haier Group.

2.	All shares of Haier Sanyo Electric Co., Ltd. (a Japan-based developer and engineer of consumer use refrigerators) and HAIER ELECTRIC THAILAND LTD. (a manufacturer of consumer use refrigerators) held by SANYO will be transferred to Haier Group.

3.	In Southeast Asia, SANYO HA ASEAN CORPORATION (a Vietnam-based manufacturer and distributor of refrigerators, washing machines and other products), P.T. SANYO INDONESIA (manufacturer), P.T. SANYO Sales Indonesia (a sales company), SANYO Philippines Inc. and SANYO SALES AND SERVICE SDN. BHD. (Malaysia-based) will be transferred to Haier Group.

4.	Haier Group will be granted the rights to sell certain white goods, including washing machines, refrigerators, air conditioners, televisions and other consumer electric appliances in Vietnam, Indonesia, the Philippines and Malaysia under the SANYO brand for a fixed period of time.

“Acquiring the white goods business of SANYO is an important part of Haier’s overall growth strategy. Today’s announcement has laid the foundation for Haier’s strategic structure in Japan and Southeast Asia with two R&D centers, four manufacturing bases and six localized marketing centers, which can better cater to the ever-growing and dynamic needs of consumers in the region, as well as contribute to our sustainable growth. We look forward to working with SANYO’s team for the successful completion of this important milestone for both companies,” said Mr. Du Jingguo, Vice President of Haier Group.

Mr. Mitsuru Homma, Executive Vice President of SANYO Electric Co., Ltd. commented, “Through the transfer of our washing machine and consumer refrigerator businesses to Haier Group, we have been able to secure the positions of the employees engaged in the businesses and ensure the continuity of the business, and we believe that the transfer will allow the customers in each region to receive the same service as before.”

In preparation for the gradual closing to be completed by the end of March, 2012, the two companies will push forward with negotiations and are aiming to enter into the final agreement by the end of September, 2011.

Outline of SANYO’s Washing Machine and Refrigerator Businesses

SANYO manufactures and sells its washing machines in Japan, Vietnam and other countries in Southeast Asia. SANYO also manufactures and sells commercial use refrigerators in Vietnam, Indonesia and other countries in Southeast Asia. In February, 2007, as a joint venture between Haier Group and SANYO, Haier Sanyo Electric Co., Ltd. was established for the development of consumer use refrigerators. In addition, HAIER ELECTRIC THAILAND LTD., with partial investment from SANYO, has been manufacturing consumer use refrigerators for the domestic market and for global export, including to Japan.

About SANYO

SANYO Electric Co., Ltd., a member of the Panasonic Group, is a global company with leading energy and environmental technology and products for commercial and consumer use. SANYO offers products and services that focus on energy generation, energy storage and efficient energy usage, such as photovoltaic (solar) systems, small- to large-scale-use rechargeable batteries, as well as other energy-efficient products and electronic components that are designed with the environment in mind.

For further information, please visit the company web site at http://panasonic.net/sanyo/

About Haier Group

Established in 1984, Haier Group is a multinational consumer electronics and home appliances company headquartered in Qingdao, People’s Republic of China. In 2010, its global revenue was USD$ 20.7 billion. Haier Group’s household appliances and consumer electronics business cover the development, manufacturing and sales of refrigerators, washing machines, air conditioners, water heaters, kitchen appliances, color TV, computers, mobile phones and U-HOME Series products.

Head Office:	Qingdao, Shangdong Province, China
Manufacturing Facilities:	24 worldwide
R&D Facilities:	10 worldwide
Global Revenue:	US$ 20.7 billion (in 2010)
No. of Employees:	Over 70,000 Worldwide

Please be aware that the information above is the outline of the agreement as of the date of the release and may be subject to change based on negotiations between the involved parties.

###